UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nanosphere, Inc.

(Name of Subject Company)

Commodore Acquisition, Inc.

(Offeror)

Luminex Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

63009F105

(Cusip Number of Class of Securities)

Richard W. Rew, II

Luminex Corporation

Senior Vice President, General Counsel and Corporate Secretary

12212 Technology Boulevard, Austin, Texas 78727

512-219-8020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan M. Minnen, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell LLP

1230 Peachtree Street NE, Suite 3100

Atlanta, Georgia 30309-3592

404-815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$90,336,420	$9,096.88

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) 49,708,909 outstanding shares of common stock of Nanosphere, Inc. (“Nanosphere”), par value $0.01 per share (the “Shares”), multiplied by the offer price of $1.70 per Share, (ii) 442,671 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $1.70 per Share, multiplied by $0.035902, which is the offer price of $1.70 per Share minus the weighted average exercise price for such options of $1.664098 per Share, (iii) 4,628,531 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $1.70 per Share, multiplied by $ 1.256421, which is the offer price of $1.70 per Share minus the weighted average exercise price for such warrants of $0.443579 per Share. The calculation of the filing fee is based on information provided by Nanosphere as of June 1, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Commodore Acquisition, Inc., a Delaware corporation (“Purchaser”) that is a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (“Nanosphere”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016

LUMINEX CORPORATION

By:	/s/ Richard W. Rew, II
Name:	Richard W. Rew, II
Title:	Senior Vice President, General Counsel and Corporate Secretary

Commodore Acquisition, Inc.

By:	/s/ Richard W. Rew, II
Name:	Richard W. Rew, II
Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 2, 2016

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Luminex Corporation and Nanosphere, Inc. on May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(a)(5)(B)	Letter to Nanosphere, Inc. employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(a)(5)(C)	Letter to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(a)(5)(D)	Joint Press Release issued by Luminex Corporation and Nanosphere, Inc. on May 23, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(E)	Email to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 23, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(F)	Form of summary advertisement, published in The Wall Street Journal on June 2, 2016

(a)(5)(G)	Press Release issued by Luminex Corporation on June 2, 2016

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated May 15, 2016, by and among Commodore Acquisition, Inc., Luminex Corporation and Nanosphere, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nanosphere, Inc. with the Securities and Exchange Commission on May 16, 2016)

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of May 22, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nanosphere, Inc. with the Securities and Exchange Commission on May 23, 2016)

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of June 1, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc.

(d)(4)	Form of Support Agreement, dated May 15, 2016, by and between Luminex Corporation and each of the stockholders signatory thereto (incorporated by reference to Exhibit 99.4 to Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(d)(5)	Confidentiality Agreement, dated as of November 6, 2015, by and between Luminex Corporation and Nanosphere, Inc.

(d)(6)	Letter of Intent, dated as of April 22, 2016, by and between Luminex Corporation and Nanosphere, Inc.

(g)	Not applicable

(h)	Not applicable

4